UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05614L100
(CUSIP Number)

Vintage Capital Management, LLC
4705 S. Apopka Vineland Road, Suite 206
Orlando, FL 32819
(407) 909-8015

With a copy to:
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 05614L100	13D	Page 2 of 7
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,600,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,600,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,600,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 44,084,680 shares of common stock, par value $0.01 per share, outstanding as of January 31, 2018, as reported in the Form 10-K/A for the fiscal year ended December 31, 2017, of Babcock & Wilcox Enterprises, Inc.

	CUSIP No. 05614L100	13D	Page 3 of 7
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,600,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,600,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,600,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 44,084,680 shares of common stock, par value $0.01 per share, outstanding as of January 31, 2018, as reported in the Form 10-K/A for the fiscal year ended December 31, 2017, of Babcock & Wilcox Enterprises, Inc.

	CUSIP No. 05614L100	13D	Page 4 of 7
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,600,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,600,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,600,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 44,084,680 shares of common stock, par value $0.01 per share, outstanding as of January 31, 2018, as reported in the Form 10-K/A for the fiscal year ended December 31, 2017, of Babcock & Wilcox Enterprises, Inc.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on December 12, 2017, as amended on January 4, 2018, and February 2, 2018 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On March 1, 2018, the Issuer entered into an equity commitment agreement (the “Equity Commitment Agreement”) with Vintage Capital to fully backstop the Issuer’s planned rights offering (the “Rights Offering”) for the purpose of providing the Issuer with at least $182 million of new capital. The Equity Commitment Agreement provides for a backstop commitment from Vintage Capital to purchase shares of Common Stock representing any unsold portion of the Rights Offering at a price of $3.00 per share of Common Stock.

The foregoing description of the Equity Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Agreement, a copy of which is attached to this Statement as Exhibit 4 and incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

Exhibit Number	Description
4	Equity Commitment Agreement, dated March 1, 2018, by and between Babcock & Wilcox Enterprises, Inc. and Vintage Capital Management, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Babcock & Wilcox Enterprises, Inc. on March 5, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2018

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on July 27, 2017).
2	Agreement, dated as of January 3, 2018, among Babcock & Wilcox Enterprises, Inc., Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Babcock & Wilcox Enterprises, Inc. on January 3, 2018).
3	Consent Letter, dated January 31, 2018, to Babcock & Wilcox Enterprises, Inc. from Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on February 2, 2018).
4	Equity Commitment Agreement, dated March 1, 2018, by and between Babcock & Wilcox Enterprises, Inc. and Vintage Capital Management, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Babcock & Wilcox Enterprises, Inc. on March 5, 2018).

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